04001475

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROCESSED
MAR 16 2004
THOMSON FINANCIAL

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50199

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-03 (MM/DD/YY) AND ENDING 12-31-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DaimlerChrysler Insurance Agency

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

27777 Inkster Road
(No. and Street)

Farmington Hills	MI	48334
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James S. Haan (248) 427-4155
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

150 West Jefferson, Suite 1200	Detroit	MI	48226
(Address)	(City)	(State)	(Zip Code)

FEB 24 2004

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James S. Haan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DaimlerChrysler Insurance Agency, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and Treasurer

Title

Notary Public

CHRISTOPHER S. SWIAT
NOTARY PUBLIC GENESEE CO., MI
MY COMMISSION EXPIRES Nov 9, 2006
ACTING IN OAKLAND COUNTY, MI

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAIMLERCHRYSLER INSURANCE AGENCY, INC.

Table of Contents

KPMG

KPMG LLP
Suite 1200
150 West Jefferson
Detroit, MI 48226-4429

Independent Auditors' Report

DaimlerChrysler Insurance Agency, Inc.:

We have audited the accompanying statements of financial condition of DaimlerChrysler Insurance Agency, Inc. (the Company) as of December 31, 2003 and 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of DaimlerChrysler Insurance Agency, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (i) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934, and (ii) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

KPMG LLP

February 9, 2004

DAIMLERCHRYSLER INSURANCE AGENCY, INC.

Statements of Financial Condition

December 31, 2003 and 2002

Assets		**2003**	**2002**
Cash and cash equivalents	$	1,076,467	813,486
Money market investment		1,832,629	1,815,623
Investment in NASD		3,300	3,300
Accounts receivable – affiliated companies		179,144	79,533
Accounts receivable – other		59,996	—
Deferred taxes		247,618	129,000
Total assets	$	3,399,154	2,840,942
Liabilities and Stockholder's Equity			
Liabilities:			
Accounts payable – affiliated companies	$	54,433	86,390
Unearned commissions		661,373	369,601
Taxes on income		141,828	303,894
Total liabilities		857,634	759,885
Stockholder's equity:			
Common stock, par value $10 per share (100 shares authorized; 100 shares outstanding)		1,000	1,000
Additional paid-in capital		1,500	1,500
Retained earnings		2,539,020	2,078,557
Total stockholder's equity		2,541,520	2,081,057
Total liabilities and stockholder's equity	$	3,399,154	2,840,942

See accompanying notes to financial statements.

DAIMLERCHRYSLER INSURANCE AGENCY, INC.

Statements of Income

Years ended December 31, 2003 and 2002

		2003	2002
Income:			
Commissions – property and casualty products	$	291,054	475,519
Commissions – life products		99,323	157,865
Service fee income		334,640	223,075
Interest income		17,004	29,664
Total income		742,021	886,123
Expenses:			
Miscellaneous operating expenses		—	400
Licenses and fees		6,016	7,392
Total expenses		6,016	7,792
Income before provision for income taxes		736,005	878,331
Provision for income taxes		275,542	330,380
Net income	$	460,463	547,951

See accompanying notes to financial statements.

DAIMLERCHRYSLER INSURANCE AGENCY, INC.

Statements of Changes in Stockholder's Equity

Years ended December 31, 2003 and 2002

	Common stock		Additional		
	Shares	Par value	paid-in capital	Retained earnings	Total
Balance, December 31, 2001	100	$ 1,000	1,500	1,530,606	1,533,106
Net income	—	—	—	547,951	547,951
Balance, December 31, 2002	100	1,000	1,500	2,078,557	2,081,057
Net income	—	—	—	460,463	460,463
Balance, December 31, 2003	100	$ 1,000	1,500	2,539,020	2,541,520

See accompanying notes to financial statements.

DAIMLERCHRYSLER INSURANCE AGENCY, INC.

Statements of Cash Flows

Years ended December 31, 2003 and 2002

		2003	2002
Cash flows from operating activities:			
Net income	$	460,463	547,951
Adjustments to reconcile net income to net cash provided by operating activities:			
(Increase) decrease in operating assets:			
Receivable from affiliates		(99,611)	(66,420)
Accounts receivable – other		(59,996)	550
Deferred taxes		(118,618)	(51,000)
(Decrease) increase in operating liabilities:			
Payables to affiliates		(31,957)	86,390
Unearned commissions		291,772	146,222
Federal taxes on income		(162,066)	93,994
Net cash provided by operating activities		279,987	757,687
Net increase in cash and cash equivalents		279,987	757,687
Cash, cash equivalents, and money market investment at beginning of year		2,629,109	1,871,422
Cash, cash equivalents, and money market investment at end of year	$	2,909,096	2,629,109
Supplemental disclosure of cash flow information:			
Cash paid during the year for income taxes	$	556,225	287,387

See accompanying notes to financial statements.

(1) Organization and Nature of Business

DaimlerChrysler Insurance Agency, Inc. (the Company), formerly known as Pentastar Insurance Agency, Inc., is 100% owned by DaimlerChrysler Insurance Company (DCIC). The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. The Company was organized to sell various insurance products, including variable life and annuities with mutual funds. The Company also provides administrative services for certain insurance products.

(2) Significant Accounting Policies

(a) Basis of Presentation

The financial statements are presented in accordance with accounting principles generally accepted in the United States of America and prevailing industry practices, which require management to make estimates that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

(b) Cash Equivalents

Cash equivalents are liquid assets maturing no more than three months from purchase date and, for purposes of the statement of cash flows, include money market investments.

(c) Revenue Recognition

Commissions are earned on a pro-rata basis over the term of the underlying policy. Service fee income is earned when the service is rendered.

(d) Income Taxes

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* (SFAS 109). SFAS 109 requires deferred tax assets and liabilities to be recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Company's assets and liabilities based on effective tax rates at year-end. The Company is included in the consolidated Federal income tax return of DaimlerChrysler North America Holding Corporation and consolidated subsidiaries. Intercompany tax balances are settled quarterly.

(e) Reclassifications

Certain reclassifications have been made to prior year amounts to conform with the current year presentation.

(3) Related Party Transactions

All general expenses are paid by DCIC. The Company is responsible for any direct expenses.

(Continued)

(4) Income Taxes

The provision for income taxes for the years ended December 31, 2003 and 2002 is as follows:

		2003	2002
Taxes:			
Current	$	394,160	381,380
Deferred		(118,618)	(51,000)
Total	$	275,542	330,380

Deferred tax assets for the years ended December 31, 2003 and 2002 are $247,618 and $129,000, respectively. These assets relate to unearned commission income. Management believes that it is more likely than not that the Company will be able to realize these tax benefits; and, therefore, no valuation allowance is necessary.

(5) Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Requirements of Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1, nor shall it be less than $6,000. At December 31, 2003, the Company's net capital ratio was 0.43 to 1, and its net capital of $2,014,808 was $1,957,633 in excess of regulatory requirements.

DAIMLERCHRYSLER INSURANCE AGENCY, INC.

Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934

December 31, 2003

Computation of net capital:		
Total stockholder's equity	$	2,541,520
Nonallowance assets:		
Receivable from affiliates and other assets		(490,059)
Haircut on securities:		
Money market fund		(36,653)
Net capital	$	2,014,808
Computation of basic net capital requirement:		
Aggregate indebtedness	$	857,634
Computation of basic net capital requirement:		
Net capital	$	2,014,808
Minimum capital required (greater of $6,000 or 6-2/3% of aggregate indebtedness)		57,175
Excess net capital	$	1,957,633
Ratio of aggregate indebtedness to net capital		0.43 to 1

There are no material differences between the amounts reported above, which are based on the accompanying financial statements, and those reported in the Company's unaudited FOCUS Reports of December 31, 2003. Accordingly, no reconciliation is provided.

See accompanying independent auditors' report.

DAIMLERCHRYSLER INSURANCE AGENCY, INC.

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934

December 31, 2003

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that its activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

See accompanying independent auditors' report.

KPMG LLP
Suite 1200
150 West Jefferson
Detroit, MI 48226-4429

DaimlerChrysler Insurance Agency, Inc.
27777 Inkster Road
Farmington Hills, MI 48334-5826

In planning and performing our audit of the financial statements and supplemental schedules of DaimlerChrysler Insurance Agency, Inc. (the Company) for the year ended December 31, 2003 (on which we issued our report dated February 9, 2004), we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (SEC) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may become inadequate because of changes in conditions, or that the degree of compliance with the practices or procedures may deteriorate.

KPMG

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

KPMG LLP

Detroit, Michigan
February 9, 2004